Exhibit 99.1

RADA Concludes Record 2021 with YoY Revenue Growth of 54%
Strong Continued Growth Expected in 2022

RADA will host an Investor & Analyst Webinar on January 11, 2022 at 8:30am ET to discuss its outlook for 2022 and review its achievements in 2021

NETANYA, Israel, January 06, 2022 -- RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA), a leading global provider of advanced software-defined tactical radars for the maneuver force, announced today that its 2021 full year revenues amounted to a record $117 million, representing very strong year-over-year growth of 54%.

The Company expects to report its detailed fourth quarter and full year 2021 financial results on February 9, 2022.

The Company also announced that it would be hosting an investor and analyst Zoom video webinar to summarize its achievements in 2021, discuss its expectations and revenue guidance for 2022, and conclude with a Q&A session.

Dov Sella, RADA’s CEO, commented, “I am extremely pleased that we ended the year so strongly, showing a very impressive growth rate and a record revenue level. We see this as a great achievement, especially given the backdrop in the United States, due to budget delays and the current Continuing Resolution (CR) appropriations, which pushed some of our expected revenues into 2022. "

Concluded Mr. Sella, “I am excited with our potential for strong growth in the years ahead, both in the US and in the rest of the world. Furthermore, the Active Protection market, that accounts for 50% of our addressable market, is expected to start contributing significantly to our top line only in 2023 and onwards.”

Webinar details

The investor and analyst webinar will commence on Tuesday, January 11 at 8.30am ET (3:30pm Israel time).

Advanced registration is required to attend the webinar from the link below. Following registration, a link will be sent via e-mail to access the webinar.

https://us06web.zoom.us/webinar/register/6216408649804/WN_3iSkc148QxWWaZAL_tek5g

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Forward Looking Statements
Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 212 378 8040 ehud@gkir.com